328 - 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710

MAG Silver Corp.
January 20, 2009
For Immediate Release
NR#09-03

MAG SILVER REPORTS MORE HIGH GRADE SILVER / LEAD / ZINC
MINERALIZATION AT CINCO DE MAYO

462 g/t (13.5 opt) silver, 10.06% lead and 13.62% zinc / 2.72 metres

Vancouver, B.C -- MAG Silver Corp. (TSX:MAG) (NYSE-A:MVG) (“MAG”) is pleased to announce assay results from the ongoing drill program on its 100% owned Cinco de Mayo property in northern Chihuahua State, Mexico.  Drilling is establishing the district-scale extent and zoning of silver, lead and zinc mineralization in the “José Manto”. The drill program is also designed to search and test for the systems source. Results announced here add some of the higher grade and thicker intercepts drilled to date: Hole 84 cut a 2.72 metre zone grading 462 grams per tonne (g/t) (13.5 ounces per ton (opt)) silver, 10.06% lead and 13.62% zinc within an overall 12.37 metre thick mineralized zone. Drilling continues to demonstrate that the “José Manto” is part of a large Carbonate Replacement Deposit (CRD) system.  Drilling is continuing with 3 drills as part of a board approved 2009 exploration budget of $4.0 million (out of an overall $17 million dollar budget for 2009) for the Cinco de Mayo project.

Assays are reported in the table below for 10 of 11 diamond drill holes (74 to 84). These holes were designed to define the limits of the José Manto, within its 1,000 metre long central portion, (see map below). Nine (9) of the holes were targeted on and encountered mineralization in the José Manto and its extensions (Holes 74 to 77 and 79 to 84). The remaining two (2) holes were drilled on other geological/geophysical targets. Assays are pending for Hole 83, which was drilled 4 kilometres to the west of the José Manto on a strong magnetic geophysical anomaly.

“Cinco continues to grow in size and complexity; both hallmarks of major CRD systems” said Dan MacInnis, MAG Silver President.  “We are starting to better understand and target the strong structural controls on the high grade mineralization and follow these structures or ore fluid channelways back to source”.

Diagrams can be found below and on the website www.magsilver.com.

Hole	From:	To:	Interval	Silver	Silver	Lead	Zinc	Gold
ID	metres	metres	metres	g/t	Opt	%	%	g/t
CM08-74	386.53	388.00	1.47	108	3.1	1.92	10.65	0.03
CM08-75	337.73	338.41	0.68	459	13.3	15.90	11.85	0.09
CM08-76	327.55	328.73	1.18	35	1.0	1.32	0.45	0.01
	371.88	372.13	0.25	361	10.5	12.65	18.10	0.09
CM08-77	493.28	509.28	16.00	21	0.6	0.51	3.03	0.04
Including	497.68	498.85	1.17	20	0.6	0.63	6.52	0.07
	506.40	508.50	2.10	52	1.5	1.19	9.81	0.07
	523.30	530.61	7.31	35	1.0	0.52	2.15	0.06
Including	526.41	528.34	1.93	106	3.1	1.49	5.51	0.08
CM08-78	NSV
CM08-79	465.40	472.26	6.86	86	2.5	1.93	2.86	0.07
Including	465.40	465.58	0.18	1,835	53.5	20.10	6.29	0.45
	488.77	489.62	0.85	218	6.4	4.40	7.22	0.19
CM08-80	499.75	500.92	1.17	7	0.2	0.13	1.15	0.01
CM08-81	737.15	739.60	2.45	48	1.4	0.25	2.06	0.08
	751.20	754.62	3.42	71	2.1	0.17	1.41	0.03
CM08-82	NSV
CM08-83	Assays Pending
CM08-84	484.87	497.24	12.37	125	3.6	2.30	4.95	0.03
Including	484.87	487.59	2.72	462	13.5	10.06	13.62	0.02
	603.82	609.25	5.43	74	2.2	0.90	5.23	0.06
Including	603.82	606.00	2.18	158	4.6	1.89	10.94	0.14
* nsv = no significant values.

Cinco de Mayo Exploration
MAG’s exploration has defined major NW and NE structural and stratigraphic controls on silver-lead-zinc (gold) sulphide mineralization and our ability to test the system with large drilling step outs is testimony to the widespread nature and potential size of this carbonate replacement (CRD) system.  Recent drilling results reveal coherent zoning developed for over 2 kilometres along the principal northwest José Manto structural corridor: from massive silver-lead-zinc sulphide mantos to silver-gold-lead-zinc mineralized tungsten (scheelite) bearing skarn.  The strongest skarn is associated with felsite dikes that show distinctive brecciation, silicification and sericitization and are overall very similar to mineralization-related felsites in major CRDs throughout the region.  Mineralization also appears to thicken along this trend, as does the number of individual mantos and the number of carbonate units that are mineralized. This zoning is precisely what is predicted by MAG’s CRD exploration model and provides strong exploration vectoring.  MAG’s focus remains to determine the overall extent of the CRD system, so on-going exploration will attempt to track this zoning towards the system source with a combination of drilling and geophysics.

The skarn and felsite intercepts appear to cluster around the intersection of the northwest structural corridor with the strong northeast-trending Leones Fault that cuts across the limestones of the Sierra Santa Lucia to the southwest.   The Leones Fault is locally marked by strong marble and other high-temperature alteration styles indicating gradually increasing proximity to an intrusive heat source.  Drilling is currently underway on both ends of this structure: on the east side to determine the geometry of the felsite dikes and associated mineralization and alteration, and on the west side of the range to determine if the large magnetic anomaly shown on Mexican government regional geophysical maps marks a major magmatic center.

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The surface rock samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. The joint venture has outlined an initial inferred resource estimate of 237.8 million ounces of silver (see press release dated June 18, 2008).  MAG’s 44% interest equates to 104.5 million ounces of silver.  In addition to the silver resource the estimate also reports a total inferred resource of 480,000 ounces of gold and almost 1 billion pounds of combined lead and zinc (457,700 tonnes).  (Investors should refer to the June 18, 2008 press release for disclaimer information regarding resources). Fresnillo plc has made an unsolicited bid for all of the outstanding shares of MAG Silver. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext US (formerly AMEX) under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp.
Contact Gordon Neal, VP Corp. Development

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the New York Stock Exchange Alternext US LLC has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.